SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TH International Limited

(Name of Issuer)

Ordinary Shares, par value $0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings XXIIA Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,303,483*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,303,483*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,303,483*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,253,978*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,253,978*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,253,978*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two GP, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,376,421*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,376,421*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,376,421*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Admin GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,430,144*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,430,144*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,430,144*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three Acquisition Holdings IV, Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,470,745*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,470,745*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,470,745*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three-B, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,470,745*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,470,745*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,470,745*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three GP, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,470,745*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,470,745*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,470,745*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three Global GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,470,745*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,470,745*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,470,745*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Cartesian Capital Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,866,620*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,866,620*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,866,620*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Peter Yu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,866,620*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,866,620*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,866,620*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 of this Schedule 13D.

Explanatory Note

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the ordinary shares, par value $0.00000939586994067732 per share (“Ordinary Shares”), of TH International Limited, a Cayman Islands company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 21, 2022 (as amended by the amendment No. 1 to Schedule 13D filed on April 4, 2023, the “Initial Schedule 13D” and, as so amended hereby, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Initial Schedule 13D.

Item 2. Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and restated by the following:

(a)            This Schedule 13D is filed jointly on behalf of (i) Pangaea Two Acquisition Holdings XXIIA Limited (“XXIIA”), a company incorporated under the laws of the United Kingdom, (ii) Pangaea Three Acquisition Holdings IV, Limited (“Holdings IV”), an exempted company incorporated under the Laws of the Cayman Islands, (iii) Pangaea Two, LP, a Delaware limited partnership, (iv) Pangaea Two GP, LP, a Delaware limited partnership, (v) Pangaea Two Admin GP, LLC, a Delaware limited liability company, (vi) Pangaea Three-B, LP, an exempted limited partnership organized under the Laws of the Cayman Islands, (vii) Pangaea Three GP, LP, an exempted limited partnership organized under the Laws of the Cayman Islands, (viii) Pangaea Three Global GP, LLC, a Cayman Islands limited liability company, (ix) Cartesian Capital Group, LLC (“Cartesian”), a Delaware limited liability company and (x) Peter Yu (together with XXIIA, Holdings IV, Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC, Pangaea Three-B, LP, Pangaea Three GP, LP, Pangaea Three Global GP, LLC and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (iii) – (ix) are hereinafter referred to as the “Pangaea Entities.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 3, 2023, a copy of which is attached hereto as Exhibit 99.1.

XXIIA is controlled by Pangaea Two, LP.  Pangaea Two GP, LP is the general partner of Pangaea Two, LP. Pangaea Two Admin GP, LLC is the general partner of Pangaea Two GP, LP. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of Pangaea Two Admin GP, LLC and Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. As such, Mr. Yu may be deemed to have voting and dispositive control of the securities reported as beneficially owned by XXIIA, Holdings IV and the Pangaea Entities.

(b)            The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c)            The present principal business of each of XXIIA, Holdings IV and the Pangaea Entities is that of making private equity and related investments.

(d)            To the best knowledge of the Reporting Persons, none of the entities or persons identified in the paragraph (a) of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            To the best knowledge of the Reporting Persons, none of the entities or persons identified in the paragraph (a) of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Each of XXIIA, Holdings IV and the Pangaea entities jurisdiction of incorporation is set forth in paragraph (a) of this Item 2. Peter Yu is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 28, 2024, or the Closing Date, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tim Hortons Restaurants International GmbH (the “THRI”), Holdings IV and XXIIA (Holdings IV and XXIIA, the “Cartesian Investors”) pursuant to which the Issuer issued on the Initial Closing Date:

● US$10.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), to each of Holdings IV and XXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

● One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Issuer with par value of US$0.00000939586994067732 per share (the “Ordinary Shares”) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

● One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has those voting rights set forth below.

● US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into Ordinary Shares (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to Holdings IV (i) in full satisfaction of all deferred contingent consideration due to Holdings IV under the Share Purchase Agreement (the “Original SPA”), dated as of March 30, 2023, among the Issuer, the PLK APAC Pte. Ltd., PLKC International Limited and Holdings IV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

The Series A-2 Convertible Preferred Shares and the Class A-1 Special Voting Share are issued pursuant to a Certificate of Designation (the “Certificate of Designation”). Pursuant to the Certificate of Designation, each Series A-2 Convertible Preferred Shares is convertible into 121.01 Ordinary Shares.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Each of the Convertible Notes will have a tenor of three (3) years from the Initial Closing Date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 121.01 Ordinary Shares. Each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 121.01 Ordinary Shares. The conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the Ordinary Shares for the 5 trading days immediately prior to the Initial Closing Date.

Voting Rights. Pursuant to the Certificate of Designation, each holder of outstanding Series A-2 Preferred Shares will have the right to exercise those number of votes as it would be entitled to vote on an “as converted basis”. The one Class A-1 Special Voting Share is entitled to that number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes (i.e., those that have not yet converted) into Series A-2 Preferred Shares. The holder of the Class A-1 Special Voting Share will vote such shares at the direction on the holders of the Series A Convertible Notes (based upon the number of votes represented by such Convertible Notes). The Class A-1 Special Voting Share and the Series A-2 Preferred Shares voting together as a single class, will have the right to elect two directors until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 11.1% of the total voting power of the Issuer and one director until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 3.0% of the total voting power of the Issuer. In addition, the Class A-1 Special Voting Share and the outstanding Series A-2 Preferred Shares will vote, as a single class, with the Ordinary Shares on all other matters other than the election of the Ordinary Share directors.

The foregoing summary of each of the Securities Purchase Agreement, the Certificate of Designation, the Series A Convertible Notes and the Series A-1 Convertible Notes is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Cartesian Investors acquired the Convertible Notes pursuant to the Securities Purchase Agreement. Except as set forth below, the Reporting Persons do not have any plans which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

(d) Pursuant to the Certificate of Designation, The Class A-1 Special Voting Share and the Series A-2 Preferred Shares voting together as a single class, will have the right to elect two directors until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 11.1% of the total voting power of the Issuer and one director until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 3.0% of the total voting power of the Issuer.

The foregoing summary of the Certificate of Designation is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated by the following:

(a), (b) The percentages of beneficial ownership reflected in this Schedule 13D are based upon 165,965,957 Ordinary Shares issued and outstanding as of as of June 28, 2024, based on information received from the Issuer.

Pangaea Two, LP beneficially owns a total of 80,253,978 Ordinary Shares, comprised of 4,759,447 Ordinary Shares it directly holds, 69,303,483 Ordinary Shares held directly by XXIIA (including 12,101,479828 Ordinary Shares issuable under the Convertible Notes) and 6,191,018 Ordinary Shares held directly by XXIII, which in the aggregate represent 45.1% of the Issuer’s outstanding Ordinary Shares. Pangaea Two GP, LP beneficially owns a total of 82,376,421 Ordinary Shares, comprised of 20,886 Ordinary Shares held directly by Pangaea Two GP, LP, 2,101,557 Ordinary Shares held directly by Pangaea Two Parallel, LP, an entity for which Pangaea Two GP, LP is the general partner, and the aforementioned Ordinary Shares beneficially owned by Pangaea Two, LP, which in the aggregate represent 46.3% of the Issuer’s outstanding Ordinary Shares. Pangaea Two Admin GP, LLC beneficially owns a total of 82,430,144 Ordinary Shares, comprised of 53,723 Ordinary Shares held directly by Pangaea Two Management, LP, an entity for which Pangaea Two Admin GP, LLC is the general partner, and the aforementioned Ordinary Shares beneficially owned by Pangaea Two GP, LP, which in the aggregate represent 46.3% of the Issuer’s outstanding Ordinary Shares.

Cartesian and Mr. Yu collectively beneficially own a total of 132,866,620 Ordinary Shares, comprised of 69,303,483 Ordinary Shares held directly by XXIIA (including 12,101,479 Ordinary Shares issuable under the Convertible Notes), 41,470,745 Ordinary Shares held directly by Holdings IV (including 31,150,828 Ordinary Shares issuable under the Convertible Notes), 6,191,018 Ordinary Shares held directly by XXIII, 4,759,477 Ordinary Shares held directly by Pangaea Two, LP, 2,101,557 Ordinary Shares held directly by Pangaea Two Parallel, LP, 53,723 Ordinary Shares held directly by Pangaea Two Management, LP, 20,886 Ordinary Shares held directly by Pangaea Two GP, LP, 1,296,000 Ordinary Shares held by TH China Partners Limited (“THCP”) (the governing board of which currently consists of a majority of seats held by affiliates or associates of Cartesian, but in which Cartesian does not have the power to appoint a majority of the board) and 7,669,731 Ordinary Shares held by THC Hope IB Limited (“THC Hope”) (the governing board of which currently consists of a majority of seats held by affiliates or associates of Cartesian, but in which Cartesian does not have the power to appoint a majority of the board) which in the aggregate represent 63.5% of the Issuer’s outstanding Ordinary Shares.

Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the Ordinary Shares beneficially owned by XXIIA, Holdings IV, XXIII, the Pangaea Entities, Pangaea Two Parallel, LP and Pangaea Two Management, LP, THCP and THC Hope by virtue of being a managing member of Cartesian.

Each of Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC, Pangaea Three-B, LP, Pangaea Three GP, LP, Pangaea Three Global GP, LLC, Cartesian and Mr. Yu disclaims beneficial ownership of the Ordinary Shares held by XXIIA, Holdings IV, XXIII, Pangaea Two Parallel, LP, Pangaea Two Management, LP, THCP and THC Hope, as applicable, and this report shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the reported securities. The individual members, managers and executive officers of Cartesian also disclaim beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by XXIIA, Holdings IV, XXIII, the Pangaea Entities, Pangaea Two Parallel, LP, Pangaea Two Management, LP, THCP and THC Hope and this report shall not be construed as an admission that such persons are the beneficial owners of any Ordinary Shares for any purpose.

(c)            Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Ordinary Shares during the past 60 days.

(d)            Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)            Not applicable.

Item 7. Material to be filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to include Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8 at the end thereof:

99.5.	Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed on July 1, 2024)
99.6.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 6-K filed on July 1, 2024).
99.7.	Form of Series A Convertible Subordinated Note (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 6-K filed on July 1, 2024).
99.8.	Form of Series A-1 Convertible Subordinated Note (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 6-K filed on July 1, 2024).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024	Pangaea Two Acquisition Holdings XXIIA Limited

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	Pangaea Three Acquisition Holdings IV, Limited

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PANGAEA TWO, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

PANGAEA TWO GP, LP
Dated: July 2, 2024
	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PANGAEA TWO ADMIN GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PANGAEA THREE-B, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PANGAEA THREE GP, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PANGAEA THREE GLOBAL GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	CARTESIAN CAPITAL GROUP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: July 2, 2024	PETER YU

	By:	/s/ Peter Yu